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www.duanemorris.com

April 19, 2023

Via EDGAR

PHONE: +1 561 962 2100 FAX: +1 561 962 2101 Dillon Hagius Alan Campbell
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attention:Dillon Hagius Alan Campbell

Re:	Soligenix, Inc. Registration Statement on Form S-1 Filed March 31, 2023 File No. 333-271049

Ladies and Gentlemen:

On behalf of our client, Soligenix, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated April 7, 2023, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 31, 2023. We also are electronically filing an amended version of the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the responses of this letter correspond to the pages of the Amended Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Duane Morris llp
1875 NW Corporate Boulevard, SUITE 300	PHONE: +1 561 962 2100 FAX: +1 561 962 2101
BOCA RATON, FL 33431-8561

U.S. Securities and Exchange Commission
April 19, 2023

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on page 27 that the Common Warrants are exercisable upon issuance. Please revise the heading on the prospectus cover page to reflect that you are also registering the shares of Common Stock underlying the Common Warrants.

Response:  The Company respectfully advises the Staff that it has revised the heading on the prospectus cover page, as well as the information included on the back cover page of the prospectus, in response to the Staff’s comment.

2.	Please revise your disclosure to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including (i) the date that the offering will end, (ii) any minimum purchase requirements and (iii) any arrangements to place the funds in escrow. If you have not made these arrangements, please state this fact and describe the effect on investors. Additionally, we note your disclosure that delivery of the shares of common stock, pre-funded warrants or common warrants is expected to be made on or about a certain date. Please disclose whether this offering will end in a single closing.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on the prospectus cover page in response to the Staff’s comment. The revised disclosure is as follows:

“The shares of our common stock, pre-funded warrants or common warrants being offered will be sold in a single closing. The shares issuable upon exercise of the pre-funded warrants or common warrants, will be issued upon the exercise thereof. Because there is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close, we may sell fewer than all of the securities offered hereby, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus. Because there is no escrow account and there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. The offering of the shares of our common stock, pre-funded warrants or common warrants will end no later than five trading days from the date of this prospectus; however, the shares of our common stock underlying the pre-funded warrants and the common warrants will be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).”

*****

U.S. Securities and Exchange Commission
April 19, 2023

If the Staff has any other comments or requires any additional information, kindly contact the undersigned at (561) 962-2139.

Very truly yours,

DUANE MORRIS LLP

/s/ Driscoll R. Ugarte
Driscoll R. Ugarte

cc:Christopher J. Schaber, PhD, Soligenix, Inc.

Jonathan Guarino, Soligenix, Inc.